SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

R1 RCM Inc.
(Name of Issuer)

Common Stock, $0.01 Per Share Par Value
(Title of Class of Securities)

749397105
(Cusip Number)

Jack A. Muhlbeier
201 Main Street, Suite 1000
Fort Worth, Texas 76102
(817) 333-0016
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

           Jasper Ridge Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  3,166,121(1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,166,121(1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           ___________

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 3.0%

14.     Type of Reporting Person: PN
--------------
(1)    The shares are managed by Jasper Ridge Partners, L.P. ("Jasper Ridge") on behalf of various advisory clients pursuant to Investment Advisory Agreements.  Pursuant to such Agreements, Jasper Ridge has sole voting and dispositive power over the shares.

1.     Name of Reporting Person:

           JRP GP Holdings, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  332,835
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  332,835
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           332,835

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.3%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Mark A. Wolfson

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                         7.     Sole Voting Power:  699,281
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  699,281
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          699,281

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.6%

14.     Type of Reporting Person: IN

Pursuant to Rule 13d‑2(a) of Regulation 13D‑G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 19, 2011 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of R1 RCM Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

Since the filing of the Schedule 13D, all of the Reporting Persons, other than Wolfson, and the Controlling Persons have changed their names.  The name changes involved no organizational changes to the relevant entities.  The old and new names of each such Person are as follows:

Old Name	New Name
Oak Hill Investment Management, L.P. ("Oak Hill")	Jasper Ridge Partners, LP. ("Jasper Ridge")
OHIM GP Holdings, L.P. ("Oak Hill GP Holdings")	JRP GP Holdings, L.P. ("JRP GP Holdings")
OHIM Genpar, LLC ("OHIM Genpar")	Jasper Ridge Genpar, LLC ("JRP Genpar")
OHIM Manager Holdings, L.P. ("OHIM Manager Holdings")	JRP Manager Holdings, L.P. ("JRP Manager Holdings")
OHIM Manager Professionals, L.P. ("OHIM Manager Professionals")	JRP Manager Professionals, L.P. ("JRP Manager Professionals")
OHIM Manager MGP, LLC ("OHIM Manager MGP")	JRP Manager MGP, LLC ("JRP Manager MGP")
OHIM GP Professionals, L.P. ("OHIM GP Professionals")	JRP GP Professionals, L.P. ("JRP GP Professionals")
OHIM GP MGP, LLC ("OHIM GP MGP")	JRP GP MGP, LLC ("JRP GP MGP")

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

(a)

Reporting Persons

Jasper Ridge

Jasper Ridge may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 3,166,121 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

JRP GP Holdings

JRP GP Holdings may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

Wolfson

Wolfson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 699,281 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Controlling Persons

JRP Genpar

Because of its position as the sole general partner of Jasper Ridge, JRP Genpar may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 3,166,121 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

JRP Manager Holdings

Because of its position as the sole general partner of JRP Genpar, Jasper Ridge Manager Holdings may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 3,166,121 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

JRP Manager Professionals

Because of its position as the sole general partner of JRP Manager Holdings, JRP Manager Professionals may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 3,166,121 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

JRP Manager MGP

Because of its position as the sole general partner of JRP Manager Professionals, JRP Manager MGP may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 3,166,121 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

JRP GP Professionals

Because of its position as the sole general partner of JRP GP Holdings, JRP GP Professionals may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

JRP GP MGP

Because of its position as the sole general partner of JRP GP Professionals, JRP GP MGP may, pursuant to Rule 13d‑3 of the Act, be deemed to be the beneficial owner of 332,835 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

Jasper Ridge

Acting through its general partner, Jasper Ridge has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,166,121 shares of the Stock.

JRP GP Holdings

Acting through its general partner, JRP GP Holdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 332,835 shares of the Stock.

Wolfson

Wolfson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 699,281 shares of the Stock.

Controlling Persons

JRP Genpar

As the sole general partner of Jasper Ridge, JRP Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,166,121 shares of the Stock.

JRP Manager Holdings

As the sole general partner of JRP Genpar, JRP Manager Holdings has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,166,121 shares of the Stock.

JRP Manager Professionals

As the sole general partner of JRP Manager Holdings, JRP Manager Professionals has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,166,121 shares of the Stock.

JRP Manager MGP

As the sole general partner of JRP Manager Professionals, JRP Manager MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,166,121 shares of the Stock.

JRP GP Professionals

As the sole general partner of JRP GP Holdings, JRP GP Professionals has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,835 shares of the Stock.

JRP GP MGP

As the sole general partner of JRP GP Professionals, JRP GP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,835 shares of the Stock.

(c)

On May 2, 2018, Jasper Ridge transferred an aggregate of 4,935,653 shares of the Stock from accounts managed by Jasper Ridge to various of its advisory clients for no consideration.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

(d)  The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of the Stock on May 2, 2018.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 3, 2018

JASPER RIDGE PARTNERS, L.P.

By:   /s/ Jack A. Muhlbeier
Jack A. Muhlbeier,
Vice President of Jasper Ridge Genpar, LLC, general partner

JRP GP HOLDINGS, L.P.

By:   /s/ Mark A. Wolfson
Mark A. Wolfson,
Manager of JRP GP MGP, LLC, general partner
of JRP GP Professionals, L.P., general partner

  /s/ Mark A. Wolfson
MARK A. WOLFSON